Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated January 27, 2023, relating to the financial statements and financial highlights of Virtus Stone Harbor Emerging Markets Income Fund, and of our report dated January 27, 2023, relating to the financial statements and financial highlights of Virtus Stone Harbor Emerging Markets Total Income Fund, both appearing in their respective Annual Reports on Form N-CSR for the year ended November 30, 2022, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and “Financial Statements and Supplemental Financial Information” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

November 7, 2023